Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors:

Open Text Corporation.

We consent to the incorporation by reference in the registration statements (No. 333-109505, 333-121377, 333-146350 and 333-146351) on Form S-8 of Open Text Corporation of our reports dated August 20, 2009, with respect to the consolidated balance sheets of Open Text Corporation as of June 30, 2009 and 2008 and the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2009 and the effectiveness of internal control over financial reporting as of June 30, 2009, which reports appear in the June 30, 2009 Annual Report on Form 10-K of Open Text Corporation. Our report refers to changes in the accounting for fair value measurements and uncertainty in income taxes.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 20, 2009